[REYNOLDS & REYNOLDS LOGO]

April 12, 2005

Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company File no. 001-10147 Form 10-K: For the Year Ended September 30, 2004 Form 10-Q: For the Quarterly Period Ended December 31, 2004

Dear Mr. Wilson,

We are pleased to provide the following responses to the staff comment letter dated March 22, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter.

Annual Report on Form 10-K for the Year Ended September 30, 2004

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Services, page 15 and Documents, page 16

1.	Question

We note that 2004 Services revenue declined, in part, because of the loss of a customer and that 2004 and 2003 Documents sales declined, in part, because of a decrease in volume and price (page 16). Tell us the amount that revenue decreased due to the loss of this customer and due to changes in volume and pricing. Tell us what consideration you gave to discussing the impact of these events and fluctuations caused by changes in volume and price. We refer you to Regulation S-K, Rule 303(a)(3)(i) and 303(a)(3)(iii).

Answer
The services segment included the campaign management services business. A customer did not renew a campaign management services contract effective April 1, 2003. Therefore fiscal year 2002 included twelve months of revenues from this customer, fiscal year 2003 included six months of revenues from this customer and fiscal year 2004 did not include any revenues from this customer. Campaign management services revenues from this customer were $9,529,000 in 2002, $5,284,000 in 2003 and $0 in 2004.

On page 16 of its Annual Report on Form 10-K, management stated that documents sales declined in both 2004 and 2003 because of a decrease in the volume of business forms sold which more than offset the effect of annual price increases to offset inflation. The intent of this statement was to convey that the primary reason for the sales decline was lower volume as sales prices were only increased to offset inflation. Management went on to explain that a portion of the 2004 volume decline occurred because the company decided to stop selling certain low margin products. It is difficult to determine the exact amount realized from sales price increases or volume declines. Management estimated that the impact of higher sales prices was to increase sales by about two percent in both 2003 and 2004. Management also estimates that the impact of lower volume was to decrease sales by about seven percent in both 2003 and 2004. This analysis supports the intent of management’s statement which was to convey that the decline in volume was the reason for the sales decline.

Consolidated Balance Sheets, page 35

2.	Question
We note that you segregate your Consolidated Balance Sheets and your Statements of Condensed Consolidated Cash Flows between automotive solutions and financial services. Your presentation does not appear to fully comply with the provisions of Articles 3-01 (a) and 3-02 (a) of Regulation S-X. Revise future filings to present your Consolidated Balance Sheets and Statements of Condensed Consolidated Cash Flows on a consolidated basis without segregating automotive solutions and financial services assets, liabilities and cash flows. We would not object to you also including balance sheets and cash flows as currently presented with appropriate headings, such as supplementary balance sheets and cash flows, in your financial statements. If you choose to present segregated balance sheets and cash flows, those financial statements should follow your consolidated balance sheets and consolidated cash flows.

Answer
The Reynolds and Reynolds Company (the Company) has presented its consolidated balance sheets using a tiered approach with respect to the presentation of automotive solutions and financial services since the 1989 adoption of Statement of Financial Accounting Standards No. 94. The Company has presented its statements of condensed consolidated cash flows using this tiered approach since 1991. The Company has presented financial statements in this manner in an attempt to make the financial results of the operating company and the financing arm of the Company easier to understand. In September 1994, the Company received a comment letter from the staff (attached as Appendix A) which noted the use of a tiered approach in presenting financial information about automotive solutions and financial services. The staff requested that the Company not present condensed financial services information on the face of the statements of cash flows, but did not object to the tiered presentation. The Company’s response to the staff’s 1994 comment is included in Appendix B. The tiered approach, which does not classify the balance sheet for financial services, is commonly used in the automotive industry by companies which have both an operating company and a financial services business. This approach is also consistent with guidance contained in the SEC Training Manual, Appendix A I. A., which does not require a classified balance sheet for leasing and financing operations. Regulation S-X, Article 9 governs reporting for bank holding companies and also does not require the presentation of a classified balance sheet. Regulation S-X, Article 5-01 indicates that Article 5 does not apply to financing operations. The Company’s financial services business is also reported as a separate operating segment of the Company and the information presented on the face of the balance sheet is consistent with the information presented in the segment footnote. The Company believes that it is appropriate to continue to use the tiered approach in presenting its financial information in order to aid investors in understanding the different businesses, their assets, use of debt and cash flows.

3.	Question
We note that your other current assets, other assets and other current liabilities have significant balances at the end of each year presented. Tell us what is included in these balances and the related amounts. Tell us what consideration you gave to the following. Stating separately any other current asset that is in excess of five percent of total current assets, in accordance with Regulation S-X, Rule 5-02 (8). Stating separately any other asset that is in excess of five percent of total assets, in accordance with Regulation S-X, Rule 5-02 (17). Stating separately any other current liability that is in excess of five percent of total current liabilities, in accordance with Regulation S-X, Rule 5-02 (20).

Answer
The Company did consider Regulation S-X, Rule 5-02 (8), Regulation S-X, Rule 5-02 (17) and Regulation S-X, Rule 5-02 (20) in determining what items and amounts to report in its consolidated balance sheets for the years ended September 30, 2004 and 2003.

•	Total prepaid expenses and other current assets were $25,039,000 and $19,763,000 as of September 30, 2004 and 2003, respectively. Five percent of total current assets was $13,762,700 in 2004 and $14,484,550 in 2003. There were no individual items included in prepaid expenses and other current assets in excess of these amounts in either year. See Appendix C for a detail listing of individual items and related balances for each year.

•	Other assets were $79,426,000 and $89,498,000 as of September 30, 2004 and 2003, respectively. Five percent of total assets was $53,043,350 in 2004 and $57,091,800 in 2003. There were no individual items included in other assets in excess of these amounts in either year. See Appendix C for a detail listing of individual items and related balances for each year.

•	Other current liabilities were $27,093,000 and $21,041,000 as of September 30, 2004 and 2003, respectively. Five percent of total current liabilities was $6,967,250 in 2004 and $7,189,150 in 2003. There were no individual items included in other current liabilities in excess of these amounts in either year. See Appendix C for a detail listing of individual items and related balances for each year.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 40

Background
Questions 4-8 deal with various aspects of revenue recognition. To facilitate answering the following questions, the Company is providing a more detailed overview of its business, contracts, billing and revenue recognition.

The Company is in the business of providing complete turnkey computer solutions to its customers. The primary customers for the Company’s products and services are automobile dealerships. The Company’s turnkey solution approach provides customers with hardware, perpetual software licenses, hardware installation services, software training services, software support (including both software enhancements and telephone support) and hardware maintenance services. The Company is not obligated under its contracts with customers to provide future software enhancements. All components of the transaction are generally included within one contract with the customer. There are no stated right of return or refund provisions. The software support and hardware maintenance components may be renewed at a stated renewal rate after the initial term.

The “one-time sale” component of the solution consists of hardware, perpetual software licenses, hardware installation and software training and is invoiced upon shipment of the hardware. At the time of sale, customers are given the option to finance the hardware, perpetual software license, installation and training through the Company’s financing subsidiary. Most customers choose to finance the “one-time sale” using Company provided financing. Monthly lease payments are required to begin once implementation is completed and the customer signs a certificate of acceptance, acknowledging that all products and services have been delivered. Interest rates and/or financing terms are set based on current market conditions, customer credit worthiness and the Company’s borrowing costs. Interest revenues are recognized over the term of the financing arrangement using the effective interest rate method. Sales prices are not affected by a customer’s decision to finance their purchase. The “recurring revenue” component of the transaction consists of post contract support (PCS), software support and hardware maintenance, and is invoiced in monthly installments and not included in the financing contract. Upon completion of implementation services, the only remaining deliverables are these support services.

The Company has concluded that the software is more than incidental to the products and services as a whole. Therefore, the Company considered the guidance in EITF 03-5 and concluded that the software, installation, training and software support are within the scope of SOP 97-2. However, because the software is not essential to the functionality of the hardware included in the Company’s arrangements, the hardware and hardware maintenance are therefore excluded from the scope of SOP 97-2.

The Company has established Vendor Specific Objective Evidence (VSOE) of fair value for the recurring component of the transaction based on the renewal rate as allowed by paragraph 57 of SOP 97-2. Recurring revenues (software support and hardware maintenance) are recognized ratably as services are provided. The company cannot establish VSOE for the individual components of the “one-time sale” because the items are not typically sold separately. The company finances the majority of its one-time sales, including hardware, through its separate financing subsidiary. Under the terms of the financing agreement, the customer does not assume ownership of the hardware and therefore, the arrangement is accounted for as a lease under SFAS 13. Paragraph 4(a)(ii) of EITF 00-21 requires bifurcation of the lease even if the other separation criteria of EITF 00-21 have not been met. Applying EITF 00-21, the Company allocates the consideration in the contract between the hardware element and the elements considered to be software related. The Company is not considered a hardware dealer because it only sells one brand of equipment to customers that use its software as opposed to a dealer that sells many brands to many different customers for multiple uses. As a result, in accordance with paragraph 5(c)(ii) of SFAS 13 the fair value of the hardware for purposes of applying the concepts in EITF 00-21 is considered to be its cost. Accordingly, the Company allocates the fair value of the hardware (which equals the cost) to the hardware and applies the provisions of SFAS 13. Revenues associated with the remainder of one-time fees (software licenses, hardware installation and software training) are considered to be software related and subject to SOP 97-2, and since VSOE does not exist for the remaining deliverables (other than support services), the revenues associated with the perpetual licenses, installation and training are recorded over the system implementation period as the solution becomes available for use by the customer. The implementation period varies by solution. The typical implementation period for the Company’s ERA dealer management system is approximately 90 days.

Generally, software is licensed to customers for use on hardware operated at the customer location. Some software, however, is offered as an “application on-demand” in which the Company hosts the software application at Company controlled sites and customers access the software from their location using the Internet or similar tools. If a customer elects to utilize the application on-demand delivery method, the Company does not give those customers the contractual right to take possession of the software at any time during the hosting period. Therefore, the Company has not met the delivery criteria of EITF 00-3 and concluded that these hosting arrangements are outside the scope of SOP 97-2. Revenues from hosted software applications are therefore recorded ratably over the contract period. Any upfront setup or training fees are deferred and recognized over the contract term according to SAB Topic 13-A.

4.	Question
We note your disclosure with regard to arrangements that contain multiple elements. Tell us whether you apply the provisions of EITF 00-21 and/or SOP 97-2 (including SOP 98-9) to your multiple element arrangements.

Answer
As previously described in detail under the background caption, because the Company’s contracts contain both software and non-software related elements, the Company applies the provisions of both EITF 00-21 to certain multiple element arrangements and/or SOP 97-2 (including SOP 98-9) to its other multiple element arrangements.

Question Further, tell us how you have established fair value for each element in your multiple element arrangements including but not limited to services, hardware, documents and financial services.

Answer
See the background caption for a discussion of VSOE and revenue recognition of hardware, software licenses, hardware installation services, software training services, software support (including both software enhancements and telephone support) and hardware maintenance services.

Documents are normally sold apart from software in a separate contract without any other elements.

Question As it relates to your financial services arrangements specifically address how you determine the fair value of the interest rate on your loans to customers and products being financed.

Answer
Financial services revenues represent interest on the financing contracts. Interest rates are set based on current market conditions, customer credit worthiness and the Company’s borrowing costs. The Company attempts to maintain a consistent interest rate spread. The prices of other components of the sale are unaffected by the customers decision to either finance their purchase or utilize cash. The Company also finances other equipment purchases from unrelated third parties for its customers and sets interest rates using the same methodology.

5.	Question
We note from your disclosure that software revenues not meeting the criteria discussed in EITF 00-3 are recorded ratably over the contract period. Further explain this disclosure and your “software revenues” that are subject to the provisions of EITF 00-3. In this regard tell us how you account for and how your disclosure addresses software arrangements that include hosting services and those that do not, and the authoritative literature that you apply.

Answer
Software applications are delivered to customers in one of two ways. Some software applications are operated on hardware servers located at the customer site. Other software applications are offered as “applications on-demand” and are hosted by the Company. The Company’s application on-demand software contracts do not allow customers to take possession of the software at any time during the hosting period and operate it on either their own hardware or through a third party service provider. Therefore, the Company has not met the delivery criteria of EITF 00-3, paragraph 5, and SOP 97-2 is not applicable. The Company typically bundles the software license fee and the hosting fee into one fee that is invoiced monthly. The Company recognizes application on-demand revenues over the contract period during which customers can utilize the software. Any upfront setup or training fees are deferred and recognized over the term of the agreement according to SAB Topic 13-A. This revenue recognition policy is disclosed in the last sentence of the first paragraph under revenue recognition, page 40 of the Company’s Annual Report on Form 10-K.

6.	Question Tell us where you classify your revenues from hosting services in your Statements of Consolidated Income. In your response provide your hosting revenues for all periods presented.

Answer
In 2004, the Company’s income statement included four categories of revenues, matching the Company’s four business segments as reported in note 12 to the consolidated financial statements included on page 55 of the Company’s Annual Report on Form 10-K. Software solutions and documents segments were comprised of product revenues. Revenues from applications on-demand were included in the software solutions segment which is consistent with how these revenues are reported to the Company’s chief operating decision maker. The Company believes that the intent of EITF 00-3 was to clarify the applicability of SOP 97-2 and to ensure that revenues were recorded in the proper period. Categorizing revenues from applications on-demand as software revenues is a more consistent presentation of the Company’s financial results because certain software can be delivered by either applications on-demand or through the customer’s hardware. If applications on-demand were presented as services, revenues from the same product (i.e. ERA) would be recorded on two separate lines of the financial statements, based solely on customers’ choices as to which delivery method best suits their business. Under either delivery method, customers are utilizing the same software with the same functionality to operate their business. The Company believes that classification of applications on-demand revenues as products is appropriate.

The Company respectfully requests confidential treatment under Rule 83 regarding the amount of hosting revenues for all periods presented.

7.	Question With respect to your financing revenue disclosure, tell us the products and services that you are financing and when you recognize revenue for those products and services.

Answer
The Company finances the sale of hardware, perpetual software licenses, hardware installation services and software training services to its customers. The Company also provides its customers financing for equipment purchased from other vendors. Software support and hardware maintenance are not financed. See the background caption for a discussion of revenue recognition for hardware, software licenses, hardware installation services and software training services. Revenue recognition is the same for items paid in cash and items financed. The Company sets interest rates and recognizes interest revenues under the same methodology for the financing of non-company products as it does for the Company’s products and services.

Question
If you are providing your customers financing for software, tell us whether this results in incremental risk that you will provide a refund or concession to your customer. If yes, tell us how you have considered your participation in customer financing in determining that fees are fixed and determinable and how this impacts your revenue recognition. We refer you to TPA 5100.61-64.

Answer
The Company does not participate in customer financing with a third party unrelated to the Company. Rather the Company provides direct financing for perpetual software licenses. These software licenses are invoiced upon shipment and payment is due upon completion of implementation unless the amount is financed.

SOP 97-2, paragraph 28 states that the presumption that a software license fee is not fixed and determinable (because a portion of the payment is not due until more than twelve months after delivery) may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor should recognize revenue upon delivery of software, provided all other conditions for revenue recognition have been satisfied. TPA 5100.57 provides guidance regarding the development of a history to overcome the presumption that a fee is not fixed or determinable when extended payment terms are present.

The Company began financing software license fees in 1981 and has a long history of collecting these receivables without making concessions. The Company has considered the factors listed in TPA 5100.57 in determining that its software license fees are fixed and determinable.

•	Type or Class of Customer: The Company finances software licenses to automobile dealers and has done so since 1981. The consistency of the class of customer makes past collection history relevant.

•	Types of Products: The Company’s software solutions are used by its customers to process information necessary to operate an automobile dealership. The company has provided this type of software to automobile dealers since the 1960s. The consistency of the types of products makes past collection history relevant.

•	Stage of Product Life Cycle: The Company’s primary dealer management system is well established and used by about 10,000 automobile dealerships. The Company continually develops new applications that integrate with the core system. The relatively small number of new applications in relation to the established products does not change the overall risk of concession.

•	Elements Included in the Arrangement: There are no significant differences in the type and nature of elements included in the arrangement. There are no significant rights to services or discounts on future products included in the Company’s standard contracts. The Company typically uses standard contracts in conducting business with its customers.

•	Length of Payment Terms: The Company has for more than 20 years consistently offered financing contracts with five year terms.

•	Economics of License Arrangements: The overall economics and term of the license arrangement have remained consistent. The Company’s business model has remained consistent for many years. The Company finances the sale of hardware, software licenses, hardware installation services and software training services. Terms of the financing arrangements are typically five years with market based interest rates. The Company has a strong history of collecting outstanding finance receivable balances without making concessions.

Based on a review of SOP 97-2 and TPA 5100.57 the Company does not believe that financing software licenses results in incremental risk of either a refund or concession to its customers and that the Company’s revenue recognition policies are appropriate and in accordance with applicable guidance.

Question Tell us what consideration you gave to disclosure of your revenue recognition for products and services that are financed.

Answer.
Under the financial services caption of the revenue recognition note on page 40 of the Company’s Annual Report on Form 10-K, the company states that financial services revenues consist primarily of interest earned on financing the Company’s computer systems sales. Revenue recognition for the components of a computer system, computer hardware, software licenses and related services are disclosed under the automotive solutions caption of the revenue recognition footnote on page 40 of the Company’s Annual Report on Form 10-K. Revenue recognition for hardware, software and services is not dependent on financing and is the same as when customers pay with cash.

8.	Question
We note that your provision for credit memos reported in your schedule of qualifying accounts and that it is in excess of $25 million for all years presented. Considering the significance of your credit memos, tell us what consideration you gave to disclosing whether your arrangements include provisions for returns or refunds. Address whether your rights of return or refund impact the fixed and determinable nature of your fees and your revenue recognition for products and services. We refer you to SFAS 48 and paragraph 31 of SOP 97-2.

Answer
The Company’s contracts with customers contain no stated right of return or refund provisions. The Company, however, does have a business practice of allowing returns for credit during the implementation phase of its arrangements with customers, although these returns are not significant and short-term in nature. There are no specific rights of return provided, and the nature of the rights allowed to customers are general, as such a right is described in EITF 00-21. Additionally, in certain instances, the Company may issue credit memos related to bundled or other sales (i.e. documents sales) for various business reasons; to process full or partial returns, to resolve customer satisfaction issues and to correct invoices. Each credit memo is evaluated separately based on the facts and circumstances regarding a specific customer issue and unrelated to the financing contract. In accordance with SFAS 48, the Company provides reserves for potential returns and other credit memos based on historical experience at the time revenue is recognized. Once all elements are delivered and revenue has been recognized (net of reserves for returns), the Company enforces payment terms of its financing arrangements and does not issue credit memos or any other form of concession to the customer to ensure payment of such financing arrangements.

Paragraph 14 of SOP 97-2 provides a listing of items to consider in evaluating whether revenue is subject to forfeiture, refund or concession.

•	Acknowledgment in the arrangement of products not currently available or not to be delivered currently. The Company’s agreements do not include reference to products not available.

•	Separate prices stipulated in the arrangement for each delivered element. The Company’s contracts do contain separate prices for each element. One-time elements (as defined under the background caption), while priced separately are due and payable upon completion of the system implementation, unless financed. When financed, payment for all items is due according to the financing contract.

•	Default and damage provisions as defined in the agreement. The Company’s contracts contain standard provisions regarding default and damages.

•	Enforceable payment obligations and due dates for the delivered elements that are not dependent on the delivery of the future deliverable elements, coupled with the intent of the vendor to enforce rights of payment. The Company enforces payment terms and does not make payment contingent on delivery of future elements.

•	Installation and use of delivered software. Payment is due once the software implementation is completed and a “go live” date has been established as defined in the agreement.

•	Support services, such as telephone support, related to the delivered software being provided by the vendor. Once the software implementation has been completed, customers are provided hardware maintenance and software support services, which are invoiced monthly.

Paragraph 31 of SOP 97-2 states that fees from licenses are not considered fixed and determinable until any cancellation privileges lapse. The Company licenses its software under non cancelable arrangements.

Any refunds issued for returns generally occur within 60-90 days of installation, a timeframe which is relatively short-term in nature when compared to the five-year term of the financing contract. Per paragraph 31 of SOP 97-2, such returns should be accounted for in conformity with SFAS 48.

The company has established a credit memo reserve based on historical experience as required by SFAS No. 48. This credit memo reserve provides for unissued credit memos resulting from customer satisfaction issues, partial or full returns and invoice corrections. The amount of the credit memo reserve is determined based on historical experience, average credit amounts and average lag in issuing credits. Any adjustments to replenish the credit memo reserve are recorded as a reduction of revenues.

Paragraph 6 of SFAS 48 lists conditions for revenue recognition when a right of return exists. The Company has no stated right of return provisions in its contracts.

•	Paragraph 6a. The seller’s price to the buyer is substantially fixed or determinable at the date of sale. Based on the foregoing review of SOP 97-2, paragraphs 14 and 31, management believes that its price is fixed and determinable.

•	Paragraph 6b The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. Once the Company has completed implementation and the customer signs a certificate of acceptance acknowledging that all products and services have been delivered, the customer is obligated to pay the Company for the solution. The payment is not contingent on any resale of the solution.

•	Paragraph 6c. The buyer’s obligation to the seller would not be changed in the event of theft of physical destruction or damage of the product. This is a true statement with regard to the Company’s customer arrangements.

•	Paragraphs 6d and 6e. These paragraphs deal with products that are sold for resale and are not applicable to the Company.

•	Paragraph 6f. The amount of future returns can be reasonably estimated (paragraph 8). The Company believes that it can reasonably estimate future returns and credit memos based on historical experience. As noted above, the Company has been in the same line of business with the same class of customer for many years and has extensive experience upon which to draw.

Paragraph 8 of SFAS 48 outlines factors which may impair the ability to make a reasonable estimate of future returns.

•	Paragraph 8a. The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand. The Company’s software solutions have a demonstrated long life and remain viable solutions for the marketplace for an extended period of time.

•	Paragraph 8b. Relatively long periods in which a particular product may be returned. The Company has no stated return policy. Based on history, on average returns occur within 90 days after the completion of installation.

•	Paragraph 8c. Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers. The Company is not experiencing any changing circumstances which impair its ability to estimate future credit memos.

•	Paragraph 8d. Absence of a large volume of relatively homogeneous transactions. The Company’s transactions are relatively homogeneous, with about 10,000 customers utilizing the ERA dealer management system. Substantially all of these systems were sold under standard contract terms.

In conclusion, based on the provisions of SOP 97-2 and SFAS 48, the Company believes that credit memos have not impaired the fixed and determinable nature of our fees and that the Company’s revenue recognition for products and services is appropriate.

Note 7. Financing Arrangements

9.	Question
We note your disclosure with respect to your financing arrangements. Supplementally tell us the general character, rate of interest, date of maturity, and contingent and convertible features of each type of your long-term debt in accordance with Regulation S-X Rule 5-02 (22). Explain to us what consideration you gave to disclosures under Regulation S-X, Rule 5-02 (22) and (23).

Answer
The Company believes that disclosures required by Regulation S-X Rule 5-02 (22) and (23) have been provided in note 7 to the consolidated financial statements included in Form 10-K by disclosing the following:

•	summarized debt by its general character, fixed interest rates and variable interest rates,

•	outstanding balances,

•	weighted average interest rates,

•	the fiscal year which debt matures through, and

•	amount of debt maturing over each of the next five years.

•	The Company supplementally advises the staff that debt instruments do not contain any contingent or convertible features.

•	The Company supplementally advises the staff that the Company has no debt outstanding with related parties.

Note 12. Segment Reporting

10.	Question
We note you are planning on combining the software solutions and services segments in fiscal year 2005. Tell us how you have considered each of the aggregation criteria in paragraph 17, of SFAS 131, in determining that it is appropriate to combine these segments.

Answer
In fiscal year 2004, the Company’s chief operating decision maker regularly reviewed the operating and financial results of four business units to make decisions about the allocation of resources and to measure performance. Accordingly, in accordance with paragraph 10 of SFAS 131 the Company reported financial results of four corresponding reporting segments: Software Solutions, Services, Documents and Financial Services. Effective October 1, 2004, the Company was reorganized and the chief operating decision maker now only receives and reviews the operating and financial results of three business units to make decisions about the allocation of resources and to measure performance. Because the chief operating decision maker only receives and reviews information for these three business units, there are only three operating segments as defined by paragraph 10 of SFAS 131. The aggregation guidance of paragraph 17 of SFAS 131 is not applicable as we are not aggregating any of these operating segments. Accordingly, the Company now reports financial results of three corresponding reporting segments: Software Solutions, Documents and Financial Services.

Question
Further, if you meet the criteria to aggregate your segments, ensure to disclose the entity wide information for products and services in future filings. We refer you to paragraph 37 of SFAS 131.

Answer
In fiscal year 2005, the company has reported product and service revenues and costs of sales on the face of its income statement in its quarterly reports on Form 10-Q. The Company has reviewed the provisions of paragraph 37 of SFAS 131 and determined the appropriate grouping of revenues of similar products and services. In note 8 of its Form 10-Q for the quarterly period ended December 31, 2004, the Company disclosed two types of product revenues, software and hardware, as well as service revenues for the Software Solutions segment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the staff’s questions regarding our financial disclosures. The Company hopes that the information included above is responsive to the questions raised by the staff. Please contact Dale L. Medford, Executive Vice President and Chief Financial Officer at (937) 485-1099 or myself at (937) 485-1900 regarding any additional questions or comments regarding our responses or the enclosed information.

Sincerely,

Finbarr J. O’Neill
President and Chief Executive Officer

Appendix A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 7-2	September 21, 1994

Dale L. Medford
Vice President, Corporate Finance and Chief Financial Officer
Reynolds and Reynolds Company
115 South Ludlow Street
Dayton, Ohio 45402

Re:	Reynolds and Reynolds Company
Form 10-K Annual Report
Forms 10-Q for quarters ended March 31, and June 30, 1994 Commission File No. 0-132

Dear Mr. Medford;

     Based upon examination restricted solely to consideration of the financial statements, Management’s Discussion and Analysis, and Selected Financial Data to the Form 10-K and the other documents noted above the staff has the following comments.

September 30, 1993 Annual Report

Financial Statements pages 28 through 31

     1. The staff notes that the Company has elected to utilize a tiered approach with respect to the Information Systems and Financial Services. However, it is unclear to the staff the accounting basis for presenting the Financial Services on a condensed basis and provide the detailed information in the notes to the financial statements. It would appear more appropriate to provide all the financial statement captions for Financial Services on the face of each statement. Please revise in future filings or advise the staff accordingly.

Appendix B

Reynolds+Reynolds©	CORPORATE OFFICES	PO BOX 2608 DAYTON, OHIO 45401 2608 513 443 2000

October 6, 1994

Gregory W. Hair
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:	The Reynolds and Reynolds Company Form 10-K Annual Report Forms 10-Q for quarters ended March 31, and June 30, 1994 Commission File No. 0-132

Dear Mr. Hair,

We are pleased to provide the following responses to the staff comment letter dated September 21, 1994. We have organized our responses using the same headings and numbered captions as your letter.

September 30, 1993 Annual Report

Financial Statements, pages 28 through 31

1. In 1989, the company adopted Statement of Financial Accounting Standards (SF AS) No. 94, “Consolidation of All Majority-Owned Subsidiaries.” This statement required the company to consolidate its wholly-owned financial services subsidiary, which was previously accounted for using the equity method. Under the equity method, the subsidiary’s net income and the investment in the subsidiary were shown as a single line in the statement of consolidated net income and the consolidated balance sheet, respectively.

The company chose the tiered approach in presenting the consolidated financial statements to enable financial statement users to better understand the results of operations and financial condition of both Information Systems and Financial Services. The company believes that it has reported all items required by Regulation S-X regarding its statement of consolidated income and consolidated balance sheet. The additional footnote information regarding Financial Services’ income statement and balance sheet was presented to supplement the financial statements. We anticipate no changes to the statement of consolidated income or the consolidated balance sheet regarding this item.

The company condensed its statement of consolidated cash flows because of the length of the statement and in an attempt to present the most meaningful information on the face of the financial statement. SFAS No. 95, “Statement of Cash Flows,” allows the reconciliation of net income to cash provided by operating activities to be presented on the face of the statement or in

U.S. Securities and Exchange Commission
October 6, 1994

a footnote. The company chose to present this reconciliation on the face of the statement for Information Systems because it includes the more significant operations of the company. Financial Services’ statement of cash flows was condensed and shown in full in the footnotes (an integral part of financial statements) because its activity is routine and not as meaningful. Financial Services’ cash flows consist primarily of new lease receivables, collections on existing lease receivables and debt borrowings and repayments. The company believes that it has complied with the intent of SFAS No. 95. However, based on the staff’s letter, the company will disclose details of financial services’ investing and financing activities on the face of the cash flow statement in its next filing.

Appendix C

	2004	2003
Prepaid Expenses and Other Current Assets
Prepaid expenses	3,808,000	5,054,000
Deferred costs (related to deferred revenues)	12,335,000	10,037,000
License fees	8,372,000	4,347,000
Other current assets	524,000	325,000

Total prepaid expenses and other current assets	$25,039,000	$19,763,000

Other Assets
Officers’ life insurance	$24,600,000	$25,835,000
Deferred income taxes	19,460,000	37,274,000
Equity investments	7,325,000	5,671,000
License fees	5,743,000	6,835,000
Income tax receivable	8,698,000	0
Notes receivable	4,200,000	5,418,000
Deferred costs	3,961,000	0
Other	5,439,000	8,465,000

Total other assets	$79,426,000	$89,498,000

Other Current Liabilities
Sales taxes	$6,466,000	$6,996,000
Current Portion of postretirement benefits	3,900,000	3,500,000
Other non-income taxes	3,725,000	2,546,000
Rebates	3,227,000	2,711,000
Other current liabilities (no individual items in excess of 5% of total current liabilities)	9,775,000	5,288,000

Total Other Current Liabilities	$27,093,000	$21,041,000